Exhibit (e)(12)

June 24, 2020

Carl Raimond

Re: Offer of Employment

Dear Carl:

On behalf of Clink Proteomics, Inc. (the "Company"), I am pleased to offer you a position as Sr VP Global Sales reporting to Jon Heimer, CEO Clink Proteomics. The role is based at our office in Watertown, MA and your responsibilities will, among other things, encompass responsibility for global sales for all the territories in which the Company, its parent, subsidiaries, and affiliates conduct business.

The following sets forth the compensation and benefit provisions of this offer.

Base Salary

You will be paid $13 333,33 twice a month, which is equivalent to an annual amount of $320 000. You will be eligible for annual merit increases based on your performance, which might lead to increases in your compensation, in each case, as determined by the Company in its sole discretion.

Bonus Plan

During your employment with the Company, you will be eligible to receive a certain bonus payment of 50% of base salary if 100% of your annual targets are met. The bonus targets will be set on an annual basis by the CEO. As a "Signing Bonus" the Company will pre-pay 2020 years bonus at the starting date ($320,000/2/12x5=$66,666,67).

Employee Health and Welfare Benefits

•	Health Insurance. Employees have the opportunity to enroll for health insurance coverage, if desired, including spouses, domestic partners and children under age 26. Health coverage becomes effective the first day of employment. Employees can select either an Aetna Point of Service Plan with no annual deductible or a Health Savings Account (H.S.A.) qualified High Deductible Health Plan . Both Aetna plans offer nationwide access to participating healthcare providers. Health Savings Accounts are with Bank of America and include a monthly employer contribution of $125 . To assist you in your selection, Aetna's Schedule of Benefits and Summary of Benefits & Coverage for each of the two plans, along with the employee's semi-monthly payroll contributions, will be provided.

•	Dental & Vision Insurance. Clink offers generous group dental and vision insurance. Dental coverage is through Delta Dental while Sun Life provides vision coverage through the VSP national provider network. Employee contributions are very competitive for both plans and allow participating employees to include coverage for their spouse/partner and child(ren) under age 26. Eligibility for coverage begins the first day of employment.

•	Life/AD&D Insurance, Short Term and Long-Term Disability. All full-time employees are automatically enrolled in the Clink Proteomics' employer paid group Basic Life/AD&D, Short Term Disability and Long Term disability programs insured by Sun Life. The Basic Life/AD&D benefit is $50,000 while both the Short and Long Term Disability plans provide up to 60% income replacement subject to specified maximums. in addition, employees can purchase additional life insurance in $10,000 increments up to the lesser of SX annual earnings or $500,000. Participating employees can also purchase Voluntary Life/AD&D for their dependents.

•	40l(k) Pension Plan. The Company offers a voluntary pre-tax salary reduction plan In which regular full - time and regular active part-time employees (scheduled work a minimum of 20 hours per week) who are 21 years of age or older may elect to participate beginning the first of the month following one full month of employment. The Company contributes a 3% safe harbor and matches 100% of the first 2% for all active employees as of December 31" each year.

•	Other Benefits. Company laptop will be provided. Cell phone and/or internet as a reimbursable expense. Health and fitness expenses (e.g. gym and health club memberships) up to $600/year. A car allowance of $600/month will be paid.

•	General. Notwithstanding anything to the contrary contained herein, the Company may amend, revise, or terminate any of the plans, programs, policies, or arrangements listed under the heading "Employee Health and Welfare Benefits" of this offer letter at any time.

Paid Time Off

The Company will grant you 15 vacation days per year, in accordance with the Company's paid time off policy In effect from time to time.

Observed Paid Holidays

The Company will observe 10 company holidays per year (of which the Company will notify you each calendar year), and for calendar year 2020, shall be as follows:

•	New Years' Day, January 1;
•	Presidents' Day, February 17;
•	Memorial Day, May 25;
•	Independence Day, July 3;
•	Labor Day, September 7;
•	Thanksgiving, November 26;
•	Christmas Day, December 25; and
•	Three (3) discretionary holidays to be determined by the Company each year (e.g. the days after Christmas and Thanksgiving).
•	For 2020 these will be:

o	Monday July 6
o	Friday November 27
o	Thursday December 24

Termination

Your employment may be terminated by the Company In the event of the following circumstances : (1) your death; (2) if, as a result of your physical or mental disability (which cannot be reasonably accommodated), you cannot perform all of the essential functions of your position for a period of not less than ninety (90) days; or (3) upon notice to you, with or without Cause. For purposes of this Agreement, the Company shall have "Cause" to terminate your employment in the event of: (a) fraud, embezzlement, or theft; (b) your commission of any act which the Company, in its reasonable discretion, determines constitutes dishonest behavior or misconduct (including, but not limited to, any action that may or does result In embarrassment or harm to the Company; (c) your malfeasance; (d) failure to follow any material rule, policy, or procedure; or (e) your conviction of a crime or the filing of criminal charges against you.

You may terminate your employment hereunder upon forty-five (45) days prior written notice to the Company. In the event of such notice, the Company may, at its option, advance the date of your termination to a date earlier than that specified by you if the Company determines that such is consistent with its business and transition needs. In such cases, you may be paid for the remainder of the forty-five (45) days' notice period and the parties agree that under these circumstances, you shall not receive any separation payment as described in the Compensation Upon Termination section below.

The Company may terminate your employment hereunder upon two (2) weeks prior written notice. In the event of such notice, the Company may, at its option, advance the date of your termination to a date earlier than that specified if the Company determines that such is consistent with its business and transition needs. In such cases, you may be paid for the remainder of the two (2) weeks' notice period.

Notice and Date of Termination

Any termination of your employment by the Company or by you (other than termination by reason of your death) shall be communicated by written Notice of Termination to the other party. The "Date of Termination" shall mean : (a) if your employment is terminated by your death, the date of your death; (b) if your employment is terminated for Cause, the date on which the Notice of Termination is given or such other date specified in the Notice of Termination; or (c) if you terminate your employment, or if the Company terminates your employment but not for Cause, the date specified in the Notice of Termination (which shall be subject to advancement at the option of the Company, as described in the Termination section above).

Compensation Upon Termination

If your employment is terminated by reason of your death or disability, the Company shall pay to such person as you designate in writing filed with the Company, or if no such person shall be designated, to your duly-qualified estate (and as otherwise provided by law) your unpaid Base Salary earned through the Date of Termination, at the rate in effect at the Date of Termination, along with any unused vacation, in each case, earned or accrued through your Date of Termination. Such payment shall fully discharge the Company's obligations to you and your estate with respect to your employment with the Company.

If your employment is terminated for Cause as described in the Termination section above, or if you terminate your employment, the Company shall pay you your unpaid Base Salary earned through the Date of Termination, at the rate in effect at the time Notice of Termination is given, along with any unused vacation, in each case, earned or accrued through your Date of Termination, and the Company shall have no further obligations to you with respect to your employment with the Company.

If the Company terminates your employment, other than for Cause as described in the Termination section above, your death or disability, or other than as a result of your termination of employment, then the Company shall pay you your unpaid Base Salary earned through the Date of Termination, at the rate in effect at the time Notice of Termination is given, along with any unused vacation, in each case, earned or accrued through your Date of Termination . In addition, in the event of such termination, the Company shall provide you an opportunity to execute a Separation Agreement and Release of Claims, to be prepared by the Company, which shall include a provision for monthly salary continuation of your annual Base Salary in effect as of the Date of Termination, for a period of six months. At the conclusion of the six month period, if you have found employment your severance will end. If at the end of the six month period you remain unemployed, as certified by you, you will be eligible for additional salary continuation payments for a period of time equal to the lesser of: (i) three (3) months; or (ii) the period of time you remain without employment as certified by you. In no event will the Company be obligated to pay you severance payments for a period greater than nine (9) months. This separation payment shall be in lieu of any further obligations to you, including, but not limited to, any arising under this Offer of Employment.

Non-Disclosure, Non-Compete, Non-Solicitation

This offer of employment is contingent upon your execution of the Company's standard Key Employment Agreement regarding non-competition, confidentiality and inventions, and non-solicitation, attached hereto as Exhibit A.

1-9 Documentation

During your first day of employment, it will be required for you to provide proof that you are presently eligible to work in the United States for 1-9 purposes. Failure to provide appropriate documentation within 3 days of hire will result in immediate termination of employment in accordance with the terms of the Immigration Reform and Control Act.

Taxes

All amounts payable and benefits provided to you shall be subject to any and all applicable taxes, as required by applicable federal, state, local and foreign laws and regulations.

Severability; Amendment; Governing Law

In the event that any one or more of the provisions of this letter shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. This letter may not be amended or modified except by an express written agreement signed by you and the Company. This letter shall be governed in all respects, including as to interpretation, substantive effect and enforceability, by the internal laws of the Commonwealth of Massachusetts, without regard to conflicts of laws provisions thereof that would require application to the laws of another jurisdiction other than those that mandatorily apply.

Agreement

This letter (along with Exhibit A attached hereto) constitutes the entire agreement between the Company and you with respect to your employment by the Company, and supersedes all undertakings and agreements, whether oral or in writing, previously entered into by the Company and you with respect to any services you may have provided or will provide in the future. If you have any questions regarding the terms of this letter of understanding or employment, I will be happy to discuss them further.

/s/ Jon Heimer	Date: June 24, 2020

Jon Heimer, President & CEO, Olink Proteomics AB

I agree to the terms of the employment set forth above. This offer shall remain open until June 25th, 2020. Any acceptance after this date will be considered invalid. The starting date for employment is proposed to be August

10th, 2020.

AGREED TO:

/s/ Carl Raimond	6/24/2020
Carl Raimond	Date

Exhibit A

Key Employee Agreement

In view of the highly competitive nature of the business of Clink Proteomics Inc. (together with its parent, affiliates and subsidiaries, the "Company"), the need of the Company to maintain its competitive position through the protection of its goodwill, trade secrets and confidential and proprietary information, and in consideration for being provided with access to certain trade secrets and/or confidential and proprietary information in conjunction with your employment with the Company, you agree as follows:

1. Non-Competition. You hereby agree that in consideration for your employment with the Company, and/or payment of the Signing Bonus to you by the Company, you shall not, during the period of your employment and for a period of twelve (12) months following your last day of employment with the Company, directly or indirectly, within any county (or adjacent county), in any State within the United States, or within any country outside of the United States, in which the Company is engaged in business during the period of your employment or on the date of termination of your employment, do the following: engage with, have an interest in, or render any services to any business (whether as owner, manager, operator, licensor, licensee, lender, partner, stockholder, joint venturer, employee, consultant or otherwise) which is competitive with the Company's business activities, in any territory in which such activities are carried on within the United States and/or outside of the United States.

2. Customer and Vendor Confidentiality. You recognize that it is essential to the Company's success that all customer and vendor information be deemed to be confidential and be properly treated as a confidential trade secret. Therefore, you agree not to use or disclose any such customer or vendor information except as may be necessary in the normal conduct of the Company's business for the specific customer or vendor, and after the end of your employment with the Company, you will return all materials containing any such information and all copies to the Company.

3. Confidentiality of Company Materials. You agree that both during your employment with the Company and thereafter you will not use for your own benefit, divulge or disclose to anyone except to persons within the Company whose positions require them to know it, any information not already readily and lawfully available to the public concerning the Company or any of its customers or suppliers ("Confidential Information"), including but not limited to any products, product development, business strategy, financial information or customer, supplier or employee lists. Confidential Information also includes, without limitation, any technical data, design, pattern, formula, computer program, source code, object code, algorithm, subroutine, manual, product specification, or plan for a new, revised or existing product; any business, marketing, financial or sales order; and any information concerning the present or future business or products of the Company.

4. All Developments the Property of the Company. All confidential, proprietary or other trade secret information and all other discoveries, inventions, processes, methods and improvements, conceived, developed, or otherwise made by you, alone or with others, and in any way relating to the Company's present or planned business or products, whether or not reduced to tangible form or reduced to practice during the period of your employment with the Company ("Developments") shall be the sole property of the Company. You agree to disclose all Developments promptly, fully and in writing to the Company promptly after development of the same, and at any time upon request. You agree to, and hereby do assign to the Company all your right, title and interest throughout the world in and to all Developments. You agree that all Developments shall constitute "Works for Hire" (as such are defined under the U.S. Copyright Laws) and hereby assign to the Company all copyrights, patents and other proprietary rights you may have in any Developments without any obligation on the part of the Company to pay royalties or any other consideration to you in respect of such Developments. You agree to assist the Company (without charge, but at no cost to you) to obtain and maintain for itself such rights.

You will, within two weeks from the date of the Agreement, submit to the Company a signed schedule of all inventions, processes, methods or improvements conceived or made by you prior to employment by the Company (hereinafter "Prior Developments"). It is understood that such Prior Developments are not subject to the provisions of this Agreement and, further, that not describing in your schedule any alleged Prior Development shall be conclusive evidence of the fact that it had not been conceived by you prior to employment by the Company.

5. Recruiting Company Employees. During your employment and for the twelve month period following the effective date of your termination, for any reason, from the Company, whether voluntary or involuntary (the "Restriction Period" ), you agree not to (a) directly or indirectly recruit, solicit or induce, help to recruit, solicit or induce, or attempt to recruit, solicit or induce any employees, consultants or independent contractors of the Company to terminate, alter or modify their employment relationship with the Company; or (b) hire or otherwise engage any such persons or participate in any such hiring or engagement, whether on your own behalf or on behalf of any other entity.

6. Non-Solicitation of Business Relationships. During the Restriction Period, you shall not, directly or indirectly, for your own account or for the account of any other person or entity, solicit, interfere with, or otherwise attempt to establish any business relationship of a nature that is competitive with the business of the Company, or with any person or entity throughout the world which is or was a customer, client, distributor, supplier or vendor of the Company at any time during your employment with the Company, other than any such activity on behalf of or at the request of the Company during your employment with the Company.

7. Return of Company Materials. At the time of your termination, for any reason, from the Company, you agree to return to the Company all Company materials, documents and property, in your possession or control relating to work done for the Company or relating to the processes and materials of the Company, including all copies. You also agree to return to the Company all materials concerning past, present and future or potential clients, customers, products and/or services, including all copies. You also agree to return to the Company all materials provided by customers of the Company and all teaching materials provided by the Company, including all copies. Such materials include, but are not limited to, customer and/or vendor lists, customer and/or vendor prospect material, price lists, rate structures, and software owned or developed by the Company for any purpose in any form, as well as all materials containing Confidential Information. You also agree to attend and participate cooperatively in an exit interview if so requested by the Company.

8. Non-Disclosure of Third Party Confidential Information. In your work for the Company, you will be expected and required not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected and required to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict or purport to restrict any of your activities on behalf of the Company and that you have not taken any legally protectable confidential information belonging to a former employer. You may not under any circumstance use for the benefit of the Company, or disclose to any Company employee, any legally protectable confidential information belonging to your former employer.

Additionally, you represent and warrant that (i) you are voluntarily entering into this agreement and the letter to which this agreement is attached, and that your obligations hereunder and employment thereunder and compliance with the terms and conditions hereof will not conflict with or result In the breach by you of any agreement to which you are a party or by which you may be bound; and {Ii) you have not violated, and in connection with your employment with the Company will not violate, any non-competition, non-solicitation or other similar covenant or agreement by which you are or may be bound.

9. Non-Disparagement. You agree that while you are employed by the Company, and for a period of ten (10) years following your termination of employment with the Company, you will not, directly or indirectly, engage in any conduct or make any statement (including through social media) disparaging or criticizing In any way the Company, or any of their personnel, or engage in any other conduct or make any other statement (including through social media) that could be reasonably expected to Impair the goodwill or reputation of the Company, in each case, except to the extent required by law, and then only after consultation with the Company to the extent possible.

10. Miscellaneous:

(a) This agreement (together with the letter to which this agreement is attached) contains the entire agreement between you and the Company with respect to the subject matter hereof, superseding any previous oral or written agreements with the Company or any officer or representative thereof. In the event of any inconsistency between this agreement and any other contract between you and the Company, the provisions of this agreement shall prevail.

(b) Your obligations under this agreement shall survive the termination of your employment with the Company regardless of the manner of or reasons for such termination, and regardless of whether such termination constitutes a breach of any other agreement you may have with the Company. Your obligations under this Agreement shall be binding upon your heirs, assigns, executors, administrators and representatives, and the provisions of this Agreement shall inure to the benefit of and be binding on the successors and assigns of the Company.

(c) You agree that the terms of this agreement are reasonable and properly required for the adequate protection of the Company's legitimate business interests and do not prevent you from making a living in your profession. You agree that in the event that any of the provisions of this agreement arc determined by a court of competent jurisdiction to be contrary to any applicable statute, law, rule, or policy or for any reason unenforceable as written, then such court may modify any of such provisions so as to permit enforcement thereof to the maximum extent permissible as thus modified. Further, you agree that any finding by a court of competent jurisdiction that any provision of this agreement is contrary to any applicable statute, law, rule, or policy or for any reason unenforceable as written shall have no effect upon any other provisions and all other provisions shall remain in full force and effect.

(d) You agree that any material breach by you of this agreement will cause immediate and irreparable harm to the Company not compensable by monetary damages and that the Company will be entitled to obtain injunctive relief, in addition to all other relief, in any court of competent jurisdiction, to enforce the terms of this agreement, without having to prove or show any actual damage to the Company and without posting any bond. For purposes of such enforcement and injunctive relief, you hereby consent to the jurisdiction and venue of the Courts of the Commonwealth of Massachusetts.

(e) No failure by the Company to insist upon strict compliance with any of the terms, covenants, or conditions hereof, and no delay or omission by the Company in exercising any right under this agreement, will operate as a waiver of such terms, covenants, conditions or rights. A waiver or consent given by the Company on any occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

(f) You agree that this agreement may be amended or modified only by a written agreement of yourself and an authorized representative of the Company.

(g) This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to the doctrine of conflicts of law. If any one or more provisions contained in this agreement is determined to be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained in this agreement shall not be affected or impaired and in any such case the parties agree that they will in good faith agree to be bound by any revised provision that as far as legally permissible accomplishes the purposes and intentions of the stricken provision or provisions.

(h) This agreement does not create any obligation on the Company or any other person or entity to continue your employment. Your employment is "at will", meaning either the Company or you may terminate your employment at any time and for any reason or no reason at all.

(i) You agree that any change in your duties, roles, or reporting lines at the Company will not invalidate this Agreement or constitute any abandonment of it.

(j) Notwithstanding anything to the contrary contained in this agreement, this agreement does not limit your ability to communicate with any government agency or otherwise participate in any investigation or proceeding that may be conducted by any government agency, including providing documents or other information, without notice to the Company. This agreement does not limit your right to receive an award for information provided to any government agencies.

11. Arbitration. You and the Company agree that, subject to paragraph l0(d) above, binding arbitration shall be the sole and exclusive remedy for resolving any legal dispute arising out of or relating to your employment by the Company, including but not limited to all claims relating to your compensation, the termination of your employment, all claims of discrimination, including under Title VII of the Civil Rights Act, the Age Discrimination in Employment Act, the Older Workers Benefits Protection Act, and all other local, state, or federal discrimination or civil rights laws, all claims for severance, for reinstatement, attorneys' fees or costs, and any other employment-related legal claim; provided,  however, that this shall in no way limit the Company's ability to commence litigation with regard to any breach of this agreement. Any such arbitration shall be conducted in Boston, Massachusetts under applicable AAA rules of arbitration. You will be responsible for all of your own costs and expenses and legal fees in connection with any such arbitration.

ACCEPTED AND AGREED TO:

Date: 6/24/2020

/s/ Carl Raimond
Employee Signature

ACCEPTED ON BEHALF OF:
OLINK PROTEOMICS, AB

Date:	6/24/20	By:	/s/ Jon Heimer

Its:	President & CEO